FORM 6-K


SEC MAIL PROCESSING
RECEIVED
SEP 2 3 2002
WASH. D.C.
SECTION

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02061984

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

10 September 2002

BALTIMORE TECHNOLOGIES PLC
(Registrant's name)

Baltimore Technologies plc, 1310 Waterside, Arlington Business Park
Theale, Reading, Berkshire, England RG7 4SA
(Address of principal executive offices)


PROCESSED
SEP 24 2002
THOMSON
FINANCIAL

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F __X__ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3(b) under the Securities Act of 1934.

Yes ______ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with rule 12g3-2(b).

<u>**EXHIBIT INDEX**</u>



BALTIMORE
www.baltimore.com

Embargoed for release, Tuesday 10 September 2002 – 07.00am (BST)

Baltimore Technologies plc

Baltimore Technologies plc announces restructuring close to completion and half-year results in line with expectations for 6 months ended June 30 2002

London, UK – September 10, 2002 – Baltimore Technologies (London: BLM), ("Baltimore") today announced its interim results for the six months ended 30 June 2002.

Financial Highlights:

- Total revenues for H1 were £22.1 million (H1: 2001 £38.9 million).
- Gross Margin was 57.3% (H1: 2001:53.9%).
- LBITDAE (Loss before interest tax depreciation amortisation and exceptional items) of £9.8 million (£39.7 million in H1: 2001).
- Non-cash write-offs totalling £20.3 million, following impairment of goodwill, and amortisation charge (£503.8 million in H1 2001).
- Daily sales outstanding (DSO) improved from 83 to 71.
- Cash Balance of £23.1 million at 30 June 2002 (H1: 2001 £53.9 million).
- Net operating cash outflow reduced to £9.4 million from £43.1million in H1 2001.
- Headcount has reduced to 422 (H1: 2001 1177).

Business Highlights

- Major customer wins.
- Launch of new versions of flagship products

Bijan Khezri, Chief Executive of Baltimore Technologies plc commented:

"We have made very real headway in rationalising the business during this half year, yielding significant cash and heavily reducing the ongoing working capital requirements of the business. Together, these two factors have strengthened our financial position enabling us to focus on leadership in our core business of authentication, digital signing and authorisation technologies, as our technology continues to be a key part in leading government, finance and wireless infrastructure projects."

About Baltimore Technologies

Baltimore Technologies' products, professional services and solutions solve the fundamental security needs of e-business. Baltimore's e-security technology gives companies the necessary tools to verify the identity of who they are doing business with and securely manage which resources and information users can access on open networks. Many of the world's leading organisations use Baltimore's e-security technology to conduct business more efficiently and cost effectively over the Internet and wireless networks.

Baltimore's products and services are sold directly and through its worldwide partner network, Baltimore TrustedWorld. Baltimore Technologies is a public company, trading on the London Stock Exchange (BLM). For more information on Baltimore Technologies please visit http://www.baltimore.com

###

This release contains projections and other forward-looking statements regarding future events and the future financial performance of Baltimore Technologies plc that involve risks and uncertainties. Readers are cautioned that these forward-looking statements are only predictions and may differ materially from actual future events or results. Readers are referred to the most recent Annual Report and Form 20F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements, including risks associated with business and economic conditions and growth in the e-security industry in various geographic regions; global economic conditions; overall information technology spending; changes in business model; limited operating history; variations in customer demand for products and services; the ability to successfully integrate and manage future acquisitions and growth; changes in customer order patterns; complexity of products; insufficient, excess or obsolete inventory; dependency on widespread adoption of public key cryptograghy; variations in sales channels, product costs or mix of products sold; increased competition in the e-security industry; rapid technological and market changes; successful relationships with strategic partners; restrictions imposed by Government regulation and other requirements; retention of and services of senior management and key personnel; the length of sales and implementation cycle; litigation involving intellectual property, warranty claims and other matters; stock price volatility, financial risk management; and potential volatility in operating results, among others. The financial information contained in this release should be read in conjunction with the consolidated financial statements and notes thereto included in Baltimore Technologies plc most recent Annual Report and Form 20F. Baltimore Technologies plc results of operations for the six months ended June 30, 2002 are not necessarily indicative of Baltimore Technologies plc operating results for the full fiscal year or any future periods.

For further information:
Alastair Hetherington/Edward Bridges
Financial Dynamics
Tel: +44 207 831 3113

GROUP FINANCIAL HIGHLIGHTS
Unaudited

	Six months to 30 June 2002	Six months to 30 June 2001 (As restated)	Percentage Change
	£m	£m	%
Revenue	22.1	38.9	(43%)
Software revenue Included above	8.4	18.5	(55%)
Gross profit %	57%	54%	
Loss before interest, tax, depreciation, amortisation and exceptional items (LBITDAE)	(9.8)	(39.7)	75%
Amortisation of Goodwill and Intangibles	(13.2)	(114.9)	(89%)
Depreciation	(2.9)	(5.7)	(49%)
Exceptional Items	(17.7)	(393.8)	(96%)
Operating Loss	(43.6)	(554.1)	92%
Loss before taxation	(43.0)	(550.6)	92%
Loss per share – Basic before Exceptional items (pence)	(4.9)	(31.2)	
Employees at end of period	422	1177	

Chairman's Report

For the first time since the end of the financial year 2000, I am pleased to report results that are in line with expectations. This half year Baltimore has made good progress with the restructuring, and with a net cash balance at 30 June 2002 of £23.1 million we do not anticipate the need for any cash raising exercise. We believe that the company will become EBITDA positive during the course of H1 next year.

Financial Highlights

As a number of disposals were made during the period a true comparison to the six months ended 30 June 2001 is difficult. These results include the contribution from Content and Baltimore Technologies Japan only until 31 March 2002 and the contribution from the operations of Baltimore Technologies Pty Ltd until 31 May 2002.

Total revenues for H1 2002 were £22.1 million a decrease of 43% compared to the same period last year. Licence revenues for the period were £8.4 million and accounted for 38% of total revenue in H1 2002 compared to 47% in H1 2001. Services revenue for H1 2002 of £11.0 million, decreased by 34% over H1 last year.

EMEA, APAC and the US accounted for 61%, 22% and 17%, respectively, of total revenue in the first half of 2002 compared to 51%, 25% and 24% in the same period last year, which reflects the decreasing level of business being generated outside of EMEA, in particular in the US.

Gross Profit Margin of 57% is up from 54% in the first half of 2001, reflecting the increased focus on profitable business.

LBITDA (before exceptional items) of £9.8 million improved from £39.7 million in H1 2001, due to the reduced cost base and the success in focusing on more profitable business. Operating expenses before exceptional items for H1 2002 were £38.6 million, representing a decrease of 79% from £181.3 million. This reflects the impact of the restructuring efforts made. Exceptional charges in the period totalled £17.7 million and comprised net losses on the sale of former subsidiaries or their assets of £10.6 million and amortisation arising on the impairment of goodwill of £7.1 million.

The Company had a cash balance at the end of the period of £23.1 million, having received £16.2 million (before costs) from the sale of the Content business, the sale of shares held in Baltimore Technologies Japan and the sale of the Australian operation. The cash out flow was £14.3 million over the same period (including £1.3 million in capital expenditure and rationalisation costs and £3.7 million in divestment costs).

The necessity for making a further goodwill impairment charge of £7.1 million (£389.0 million H1 2001), which is a non-cash item, has arisen principally to ensure compliance with FRS 11 reflecting the further fall in the value of acquisitions made in 2000 as a result of the global economic downturn, and the continuing lower valuations for technology companies. Following this further Goodwill impairment charge, the remaining intangible balance in respect of acquisitions is £16million.

Management Changes

Phil Smith was appointed as Chief Financial Officer in March, and Chris Bunker retired as a non-executive director after the Annual General Meeting. John Cunningham, the senior independent director, has taken over the chairmanship of the audit committee in place of Chris Bunker. Currently there are no plans to appoint any additional non-executive directors.

Outlook

Following the restructuring, the Board and the management team remain confident that despite the current economic climate, there is a profitable opportunity for the Company's authentication, digital signing and authorisation technologies.

Chief Executive's Report

During the half year, Baltimore's position as a high-end Public Key Infrastructure (PKI) based security provider has been reinforced.

Baltimore's leadership in addressing the security challenges arising from authentication, authorisation and digital signatures in distributed and open environments across a multitude of IT platforms has been confirmed in high end government and finance projects the Company has won during the first half.

After almost 12 months, the restructuring is close to completion and the Company has reached an important milestone in rebuilding the business.

Business Highlights

In Finance, contracts have been signed with leading companies including ING, BBS, and the Czech Savings Bank and others. In the Government sector, new contracts were signed with the Czech Post, the Ministry of Defence in Italy, supranational government institutions in Europe and various government institutions in Asia-Pacific. In the healthcare sector, there have been wins with one of the largest pharmaceutical companies in Europe and a large healthcare company in the US. In the UK, we signed an agreement in the insurance sector and this may indicate the emergence of the insurance market embracing public key-based security solutions.

As a reflection of the overall poor market conditions for authorisation technologies, sales of our SelectAccess product have been below expectations. However, there has been encouraging demand in Australia and Asia. We believe that with a total of around 30 worldwide SelectAccess customers so far, this provides a promising platform for taking SelectAccess successfully forward as both a stand-alone product as well as a core technology for our integrated Trusted Business Solutions.

Innovative Technologies Brought to Market

During the period we have continued investing in our technology and introduced significant enhancements to our existing flagship products, UniCERT and SelectAccess.

In April, Version 5.0 of SelectAccess, introduced the first commercially available product in its class to leverage the Security Assertion Mark up Language standard (SAML) for crossorganisational Single Sign On (SSO) and securing Web Services. SelectAccess 5.0 facilitates extending working relationships across different platforms and organisations.

In June, UniCERT Version 5.0 was released, introducing innovative enhancements, such as XML Key Management Specification (XKMS) to public-key authentication technology, by adding new features that enhance usability, improve the cost-of-ownership, and allow for faster integration and interoperability across a multitude of platforms.

Partners continue to play an increasingly important role in our commercial success as our core technologies emerge as an integrated solution for high-end IT infrastructure. Our Microsoft Gold Partner membership is one example as well as our contribution to the major standards bodies for web services security where Baltimore continues to influence and shape the future.

The completion of the development of the Trusted Business Solutions Suites, to be launched during the fourth quarter of 2002, is an important milestone for our Company. Leveraging our core technologies together with technology partnerships to provide preconfigured, blueprinted 'out-of-the-box' security solutions for network, web and data applications will address the cost, ease-of-use and ease of deployment sensitivities of an increasingly important customer segment. In particular, the Suites shall provide promising new business opportunities to our partners.

Restructuring

As part of the restructuring programme, we have reduced our headcount from 562 on 31 December 2001 to 422 on June 30 2002 and 382 on August 31 2002. This is significantly below the target set in August last year. We will continue to take action to ensure Baltimore's long-term competitiveness.

The first half saw the completion of disposals totalling £26.5million, being the sale of Content Technologies, of which £12.0m was receivable in cash; £4.7m from the reduction in our stake in Baltimore Technologies Japan of which cash of £2.9million has been received; and the sale of our Australian operation which raised a further £1.3million in cash.

We have achieved a significant reduction in our ongoing property costs with surplus office space being disposed of wherever possible and we now have 13 offices worldwide compared to 38 at the beginning of this year. Exceptional costs of £10.6 million relating to the downsizing in this half year are included in the operating expenses.

Looking into the future, we believe that PKI – despite still being primarily an early-adopter technology – will emerge during the course of the next 12-18 months as the world's leading business and government security mechanism. In particular, existing public sector projects around the world do reinforce this belief.

As a leader in addressing security challenges in complex and distributed IT environments where openness, integration and scalability concerns stand out, we believe that web services, as they evolve, will play to the strengths of our core expertise. Baltimore Technologies, as a technology provider, will become an increasingly important ally for major IT companies as cross-platform security challenges in authentication, authorization and digital signing need to be addressed.

Unaudited interim condensed consolidated profit and loss account

	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000	*As restated* Continuing Operations Six months to 30 June 2001 £000	*As restated* Discontinued Operations Six months to 30 June 2001 £000	As restated Total Six months to 30 June 2001 £000
Revenue	13,517	8,548	22,065	20,564	18,364	38,928
Cost of sales	(5,770)	(3,653)	(9,423)	(9,476)	(8,479)	(17,955)
Gross profit	7,747	4,895	12,642	11,088	9,885	20,973
Administrative expenses	(30,615)	(7,935)	(38,550)	(160,088)	(21,171)	(181,259)
Exceptional items	(8,640)	(9,092)	(17,732)	(393,826)	-	(393,826)
Total Administrative expenses	(39,255)	(17,027)	(56,282)	(553,914)	(21,171)	(575,085)
Loss on ordinary activities before interest	(31,508)	(12,132)	(43,640)	(542,826)	(11,286)	(554,112)
Interest receivable and similar income	493	296	789	5,853	507	6,360
Interest payable and similar charges	(99)	(18)	(117)	(2,503)	(391)	(2,894)
Loss on ordinary activities before Taxation	(31,114)	(11,854)	(42,968)	(539,476)	(11,170)	(550,646)
Tax (charge)/benefit on loss on ordinary activities	(126)	(90)	(216)	(48)	(70)	(118)
Loss after taxation	(31,240)	(11,944)	(43,184)	(539,524)	(11,240)	(550,764)
Minority interest	935	-	935	2,768	-	2,768
Loss for the financial period	(30,305)	(11,944)	(42,249)	(536,756)	(11,240)	(547,996)
Dividends paid and proposed	22,701	(22,701)	-	-	-	-
Loss for the period retained for equity Shareholders	(7,604)	(34,645)	(42,249)	(536,756)	(11,240)	(547,996)
Loss per share	**Pence**	**Pence**	**Pence**	**Pence**	**Pence**	**Pence**
Basic and diluted	(1.5)	(7.0)	(8.5)	(108.6)	(2.3)	(110.9)
Before exceptional items and dividends (basic & diluted)	(4.3)	(0.6)	(4.9)	(28.9)	(2.3)	(31.2)

Unaudited interim condensed consolidated balance sheet

	30 June 2002 £000	31 December 2001 £000	*As restated* 30 June 2001 £000
Fixed assets			
Intangible assets	16,049	59,030	127,189
Tangible assets	9,756	18,396	25,947
Investments	6,174	442	1,312
	31,979	77,868	154,448
Current assets			
Stocks	882	802	1,112
Debtors	17,471	27,905	58,184
Cash at bank and in hand	23,059	21,240	53,857
	41,412	49,947	113,153
Creditors (including convertible debt): amounts falling due within one year	(19,994)	(34,322)	(65,918)
Net current assets	21,418	15,625	47,235
Total assets less current liabilities	53,397	93,493	201,683
Creditors (including convertible debt): amounts falling due after more than one year	(14,164)	(2,969)	(2,455)
Minority interest	-	(7,553)	(11,952)
Net assets	39,233	82,971	187,276
Capital and reserves			
Called up share capital	514	514	513
Shares to be issued	4,658	4,658	11,692
Share premium account	374,680	374,680	367,643
Merger reserve	609,409	609,409	609,409
Warrant reserve	21,501	21,501	21,501
Profit and loss account	(971,529)	(927,791)	(823,482)
Shareholders' funds — equity	39,233	82,971	187,276

Unaudited interim condensed consolidated cash flow statement

	Six months to 30 June 2002 £000	Six months to 30 June 2001 £000
Net cash flow from operating activities	(9,372)	(43,076)
Returns on investments and servicing of finance	480	3,648
Taxation	540	245
Capital expenditure	470	(8,567)
Acquisitions and disposals	9,822	(7,195)
Net cash flow before financing	1,940	(54,945)
Financing		
Issue of ordinary shares	-	1,908
Decrease in debt	(388)	(515)
	(388)	1,393
Increase/(Decrease) in cash in the period	1,552	(53,552)

Unaudited interim reconciliation of net cash flow to movement in net debt

	Six months to 30 June 2002 £000	Six months to 30 June 2001 £000
Increase/(Decrease) in cash in period	1,552	(53,552)
Cash flow from decrease in debt and lease repayments	432	438
Change in net funds resulting from cash flows	1,984	(53,114)
Exchange differences	265	(383)
New finance leases and loans	-	-
Conversion of loan notes into shares	-	77
Movement of net funds/(debt) in period	2,249	(53,420)
Net funds at beginning of period	18,545	104,256
Net funds at period end	20,794	50,836

SEGMENTAL INFORMATION

(a) Revenue analysis

(i) An analysis of revenue from external customers by location of customer for the period was as follows:

	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000	As restated Continuing Operations Six months to 30 June 2001 £000	As restated Discontinued Operations Six months to 30 June 2001 £000	As restated Total Six months to 30 June 2001 £000
Europe, Middle East, Africa and India.......	10,863	2,649	13,512	14,298	5,558	19,856
Asia Pacific	493	4,285	4,778	455	9,433	9,888
North and South America.........................	2,252	1,523	3,775	6,054	3,130	9,184
Net intercompany	(91)	91	-	(243)	243	-
	13,517	8,548	22,065	20,564	18,364	38,928

(ii) An analysis of revenue from external customers by origin for the period was as follows:

	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000	As restated Continuing Operations Six months to 30 June 2001 £000	As restated Discontinued Operations Six months to 30 June 2001 £000	As restated Total Six months to 30 June 2001 £000
Europe, Middle East, Africa and India.......	11,088	2,649	13,737	15,485	5,558	21,043
Asia Pacific	-	4,285	4,285	2	9,426	9,428
North and South America.........................	2,520	1,523	4,043	5,320	3,137	8,457
Net intercompany	(91)	91	-	(243)	243	-
	13,517	8,548	22,065	20,564	18,364	38,928

(iii) An analysis of revenue from external customers by type of revenue for the period was as follows:

	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000	As restated Continuing Operations Six months to 30 June 2001 £000	As restated Discontinued Operations Six months to 30 June 2001 £000	As restated Total Six months to 30 June 2001 £000
Licence	4,769	3,585	8,354	8,441	10,009	18,450
Hardware products	1,023	51	1,074	1,144	157	1,301
Services						
Professional Services[ø]	2,082	1,479	3,561	4,724	2,888	7,612
Service and support	3,480	2,594	6,074	3,722	3,927	7,649
Hosting	678	641	1,319	838	744	1,582
Other (third party products)	1,576	107	1,683	1,938	396	2,334
Net intercompany	(91)	91	-	(243)	243	-
	13,517	8,548	22,065	20,564	18,364	38,928

Licence revenue includes revenue from the sale of the Company's UniCERT Keysteps product, a PKI deployment methodology.

(b) Gross profit

An analysis of gross profit by type of revenue for the period was as follows:

	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000	As restated Continuing Operations Six months to 30 June 2001 £000	As restated Discontinued Operations Six months to 30 June 2001 £000	As restated Total Six months to 30 June 2001 £000
Licence	4,651	3,349	8,000	8,136	9,432	17,568
Hardware products	662	50	712	603	157	760
Services						
Professional Services[ø]	(148)	443	295	(644)	444	(200)
Service and support	1,991	1,830	3,821	1,797	2,355	4,152
Hosting	(641)	(122)	(763)	(1,011)	(687)	(1,698)
Other (third party products)	561	16	577	296	95	391
Net Intercompany Margin	671	(671)	-	1,911	(1,911)	-
Total Gross profit	7,747	4,895	12,642	11,088	9,885	20,973
Administrative expenses	(39,255)	(17,027)	(56,282)	(553,914)	(21,171)	(575,085)
Operating loss	(31,508)	(12,132)	(43,640)	(542,826)	(11,286)	(554,112)
Net interest receivable	394	278	672	3,350	116	3,466
Loss before taxation	(31,114)	(11,854)	(42,968)	(539,476)	(11,170)	(550,646)

[ø] Professional Services is made up of Systems Integration, Consultancy and Training

ANALYSIS OF ADMINISTRATIVE EXPENSES

	Continuing Operations Six months to 30 June 2002 £000	Discontinued Operations Six months to 30 June 2002 £000	Total Six months to 30 June 2002 £000	*As restated* Continuing Operations Six months to 30 June 2001* £000	*As restated* Discontinued Operations Six months to 30 June 2001* £000	As restated Total Six months to 30 June 2001* £000
Research and development	5,571	1,181	6,752	8,605	3,703	12,308
Sales and marketing	9,985	4,303	14,288	28,839	14,081	42,920
General administrative expenses	3,445	11,543	14,988	12,630	3,387	16,017
Amortisation of goodwill and intangible assets	20,254	-	20,254	503,840	-	503,840
Administrative expenses	39,255	17,027	56,282	553,914	21,171	575,085

Exceptional Items

Administrative expenses include exceptional items of £17.7 million.

General administrative expenses include loss on disposal of £9.5 million relating to the divestment of Baltimore Technologies Japan and Baltimore Technologies Pty. Ltd., gain on disposal of £0.4 million relating to Content, gain on the sale of assets of Chubb Information Security Ltd. amounting to £0.6 million and write-off of investment in Baltimore Technologies Japan of £2.1 million.

Amortisation includes a charge for the impairment of goodwill of £7.1 million. The revised carrying value of the asset was taken as the higher of the value in use and net realisable value in accordance with Financial Reporting Standard 11 – Impairment of Fixed Assets and Goodwill.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALTIMORE TECHNOLOGIES PLC

By: S. T. Enoch

Name: Simon Enoch
Title: Secretary and General Legal Counsel

DATE: 2002